UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2025

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.

(Translation of registrant’s name into English)

26, Chin 3rd Road

Kaohsiung, Taiwan

Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: April 30, 2025	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact:

ir@aseglobal.com Tel: +886.2.6636.5678 https://www.aseglobal.com

ASE Technology Holding Co., Ltd. Reports Its Unaudited Consolidated Financial
Results for the First Quarter of 2025

Taipei, April 30, 2025 – ASE Technology Holding Co., Ltd. (TWSE: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”), the leading provider of semiconductor assembly and testing services (“ATM”) and the provider of electronic manufacturing services (“EMS”), today reported its unaudited net revenues1 of NT$148,153 million for 1Q25, up by 11.6% year-over-year and down by 8.7% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$7,554 million, up from NT$5,660 million in 1Q24 and down from NT$9,312 million in 4Q24.  Basic earnings per share for the quarter were NT$1.75 (or US$0.106 per ADS), compared to NT$1.31 for 1Q24 and NT$2.15 for 4Q24.  Diluted earnings per share for the quarter were NT$1.64 (or US$0.100 per ADS), compared to NT$1.27 for 1Q24 and NT$2.07 for 4Q24.

We completed the purchase price allocation calculation in relation to Hirschmann acquisition as of September 30, 2024, and have retrospectively adjusted the consolidated financial results for 1Q24.

RESULTS OF OPERATIONS

1Q25 Results Highlights – Consolidated

●	Net revenues from packaging operations, testing operations, EMS operations, and others represented approximately 46%, 11%, 42%, and 1% of the total net revenues for the quarter, respectively.

●	Cost of revenues was NT$123,260 million for the quarter, down from NT$135,633 million in 4Q24.

-	Raw material cost totaled NT$72,343 million for the quarter, representing 49% of the total net revenues.

-	Labor cost totaled NT$16,997 million for the quarter, representing 11% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$14,672 million for the quarter.

●	Gross margin increased by 0.4 percentage points to 16.8% in 1Q25 from 16.4% in 4Q24.

●	Operating margin was 6.5% in 1Q25, compared to 6.9% in 4Q24.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our year-end audited consolidated financial statements, and may vary materially from the year-end audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published year-end audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

●	In terms of non-operating items:

-	Net interest expense was NT$1,256 million.

-	Net foreign exchange loss was NT$1,675 million, primarily attributable to the appreciation of the U.S. dollar against the New Taiwan dollar.

-	Net gain on valuation of financial assets and liabilities was NT$2,873 million.

-	Net gain on equity-method investments was NT$40 million.

-	Other net non-operating income was NT$157 million, primarily attributable to miscellaneous income.

Total non-operating income and expenses for the quarter was NT$139 million.

●	Income before tax was NT$9,810 million in 1Q25, compared to NT$11,441 million in 4Q24. We recorded income tax expenses of NT$2,022 million for the quarter, compared to NT$1,862 million in 4Q24.

●	Net income attributable to shareholders of the parent was NT$7,554 million in 1Q25, compared to NT$5,660 million in 1Q24 and NT$9,312 million in 4Q24.

●	Our total number of shares outstanding at the end of the quarter was 4,418,995,632, including treasury stock owned by our subsidiaries in 1Q25. Our 1Q25 basic earnings per share of NT$1.75 (or US$0.106 per ADS) were based on 4,328,341,956 weighted average numbers of shares outstanding in 1Q25. Our 1Q25 diluted earnings per share of NT$1.64 (or US$0.100 per ADS) were based on 4,410,238,275 weighted average number of shares outstanding in 1Q25.

1Q25 Results Highlights – ATM

●	Net revenues were NT$86,668 million for the quarter, up by 17.3% year-over-year and down by 1.9% sequentially.

●	Cost of revenues was NT$67,057 million for the quarter, up by 14.9% year-over-year and down by 1.0% sequentially.

-	Raw material cost totaled NT$23,566 million for the quarter, representing 27% of the total net revenues.

-	Labor cost totaled NT$14,050 million for the quarter, representing 16% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$13,238 million for the quarter.

●	Gross margin decreased by 0.7 percentage points to 22.6% in 1Q25 from 23.3% in 4Q24.

●	Operating margin was 9.6% in 1Q25, compared to 10.7% in 4Q24.

1Q25 Results Highlights – EMS

●	Net revenues were NT$62,295 million, up by 4.9% year-over-year and down by 16.8% sequentially.

●	Cost of revenues for the quarter was NT$56,767 million, up by 5.3% year-over-year and down by 17.4% sequentially.

-	Raw material cost totaled NT$49,087 million for the quarter, representing 79% of the total net revenues.

-	Labor cost totaled NT$2,845 million for the quarter, representing 5% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$1,169 million for the quarter.

●	Gross margin increased by 0.6 percentage points to 8.9% in 1Q25 from 8.3% in 4Q24.

●	Operating margin was 2.6% in 1Q25, compared to 2.7% in 4Q24.

LIQUIdiTY AND CAPITAL RESOURCES

●	Equipment capital expenditures in 1Q25 totaled US$892 million, of which US$395 million was used in packaging operations, US$472 million in testing operations, US$23 million in EMS operations and US$2 million in interconnect materials operations and others.

●	Total unused credit lines amounted to NT$358,413 million as of March 31, 2025.

●	Current ratio was 1.04 and net debt to equity ratio was 0.41 as of March 31, 2025.

●	Total number of employees was 96,436 as of March 31, 2025, compared to 95,492 as of December 31, 2024.

Business Review

Customers

ATM Basis

●	Our five largest customers together accounted for approximately 44% of our total net revenues in both 1Q25 and 4Q24. Two customers each accounted for more than 10% of our total net revenues in 1Q25 individually.

●	Our top 10 customers contributed 61% of our total net revenues in 1Q25, compared to 60% in 4Q24.

●	Our customers that are integrated device manufacturers or IDMs accounted for 34% of our total net revenues in 1Q25, compared to 32% in 4Q24.

EMS Basis

●	Our five largest customers together accounted for approximately 68% of our total net revenues in 1Q25, compared to 72% in 4Q24. One customer accounted for more than 10% of our total net revenues in 1Q25.

●	Our top 10 customers contributed 74% of our total net revenues in 1Q25, compared to 78% in 4Q24.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia, Philippines, Vietnam, Mexico, and Tunisia as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services.

For more information, please visit our website at https://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release.  The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release.  These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2024 Annual Report on Form 20-F filed on March 27, 2025.

Supplemental Financial Information

(Unaudited)

Consolidated Operations

	1Q25	4Q24	1Q24
EBITDA[2] (NT$ million)	27,628	28,797	23,939

ATM Operations

	1Q25	4Q24	1Q24
Net Revenues (NT$ million)	86,668	88,363	73,908
Revenues by Application
Communication	48%	53%	52%
Computing	22%	17%	18%
Automotive, Consumer & Others	30%	30%	30%
Revenues by Type
Bumping, Flip Chip, WLP & SiP	46%	47%	43%
Wirebonding	28%	27%	30%
Others	6%	7%	9%
Testing	18%	18%	16%
Material	2%	1%	2%
Capacity & EBITDA
Equipment CapEx (US$ million)	869	616	206
EBITDA[2] (NT$ million)	24,146	24,845	20,422
Number of Wirebonders	25,222	25,328	25,406
Number of Testers	6,686	6,300	5,611

EMS Operations

	1Q25	4Q24	1Q24
Net Revenues (NT$ million)	62,295	74,895	59,365
Revenues by Application
Communication	33%	37%	34%
Computing	11%	9%	12%
Consumer	31%	33%	27%
Industrial	13%	11%	12%
Automotive	10%	8%	12%
Others	2%	2%	3%
Capacity
Equipment CapEx (US$ million)	23	24	21

2 EBITDA stands for net income or loss before interest, taxes, depreciation, amortization, impairment and investment gain or loss as well as other items.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Income Data

(In NT$ million, except per share data)

(Unaudited)

	For the three months ended
	Mar. 31 2025	Dec. 31 2024	Mar. 31 2024 (Retrospectively Adjusted)
Net revenues
Packaging	68,411	70,285	59,458
Testing	16,004	15,713	12,102
EMS	61,860	74,243	59,326
Others	1,878	2,023	1,917
Total net revenues	148,153	162,264	132,803

Cost of revenues	(123,260)	(135,633)	(111,982)
Gross profit	24,893	26,631	20,821

Operating expenses
Research and development	(7,579)	(7,676)	(6,609)
Selling, general and administrative	(7,643)	(7,744)	(6,735)
Total operating expenses	(15,222)	(15,420)	(13,344)
Operating income	9,671	11,211	7,477

Net non-operating income and expenses
Interest expense - net	(1,256)	(1,308)	(1,107)
Foreign exchange loss - net	(1,675)	(2,787)	(3,219)
Gain on valuation of financial assets and liabilities - net	2,873	4,017	4,098
Gain (loss) on equity-method investments - net	40	(133)	57
Others - net	157	441	506
Total non-operating income and expenses	139	230	335
Income before tax	9,810	11,441	7,812

Income tax expense	(2,022)	(1,862)	(1,893)
Income from operations and before non-controlling interests	7,788	9,579	5,919
Non-controlling interests	(234)	(267)	(259)

Net income attributable to shareholders of the parent	7,554	9,312	5,660

Per share data:
Earnings per share
– Basic	NT$1.75	NT$2.15	NT$1.31
– Diluted	NT$1.64	NT$2.07	NT$1.27

Earnings per equivalent ADS
– Basic	US$0.106	US$0.134	US$0.084
– Diluted	US$0.100	US$0.129	US$0.081

Number of weighted average shares used in diluted EPS calculation (in thousand shares)	4,410,238	4,399,409	4,368,340

FX (NTD/USD)	32.79	32.16	31.30

ASE Technology Holding Co., Ltd.

Summary of ATM Statement of Income Data

(In NT$ million)

(Unaudited)

	For the three months ended
	Mar. 31 2025	Dec. 31 2024	Mar. 31 2024
Net revenues:
Packaging	69,360	71,342	60,388
Testing	16,004	15,713	12,102
Direct Material	1,219	1,233	1,338
Others	85	75	80
Total net revenues	86,668	88,363	73,908

Cost of revenues	(67,057)	(67,754)	(58,351)
Gross profit	19,611	20,609	15,557

Operating expenses:
Research and development	(6,043)	(6,047)	(5,135)
Selling, general and administrative	(5,233)	(5,127)	(4,345)
Total operating expenses	(11,276)	(11,174)	(9,480)
Operating income	8,335	9,435	6,077

ASE Technology Holding Co., Ltd.

Summary of EMS Statement of Income Data

(In NT$ million)

(Unaudited)

	For the three months ended
	Mar. 31 2025	Dec. 31 2024	Mar. 31 2024 (Retrospectively Adjusted)

Net revenues	62,295	74,895	59,365

Cost of revenues	(56,767)	(68,713)	(53,913)
Gross profit	5,528	6,182	5,452

Operating expenses:
Research and development	(1,580)	(1,673)	(1,533)
Selling, general and administrative	(2,340)	(2,523)	(2,310)
Total operating expenses	(3,920)	(4,196)	(3,843)
Operating income	1,608	1,986	1,609

ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ million)

(Unaudited)

	As of Mar. 31, 2025	As of Dec. 31 2024
Current assets
Cash and cash equivalents	77,100	76,493
Financial assets – current	16,435	9,376
Trade receivables	109,717	113,420
Inventories	59,858	61,181
Others	15,542	14,815
Total current assets	278,652	275,285

Financial assets – non-current & Investments – equity -method	41,428	41,810
Property, plant and equipment	342,056	312,531
Right-of-use assets	11,754	11,851
Intangible assets	66,955	67,562
Others	33,332	31,659
Total assets	774,177	740,698

Current liabilities
Short-term borrowings[3]	55,485	47,445
Current portion of bonds payable & Current portion of long-term borrowings	20,774	18,883
Trade payables	74,382	78,221
Others	117,101	86,391
Total current liabilities	267,742	230,940

Bonds payable	21,066	17,978
Long-term borrowings	126,708	121,750
Other liabilities	23,638	24,243
Total liabilities	439,154	394,911

Equity attributable to shareholders of the parent	311,522	323,523
Non-controlling interests	23,501	22,264
Total liabilities & shareholders’ equity	774,177	740,698

Current ratio	1.04	1.19
Net debt to equity ratio	0.41	0.37

3 Short-term borrowings include short-term loans and bills payable.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Cash Flow Data

(In NT$ million)

(Unaudited)

	For the three months ended
	Mar. 31 2025	Dec. 31 2024	Mar. 31 2024 (Retrospectively Adjusted)
Cash Flows from Operating Activities:
Income before tax	9,810	11,441	7,812
Depreciation & amortization	16,092	15,360	14,599
Other operating activities items	(5,929)	8,444	(5,717)
Net cash generated from operating activities	19,973	35,245	16,694
Cash Flows from Investing Activities:
Net payments for property, plant and equipment	(36,349)	(31,546)	(12,513)
Other investment activities items	(1,212)	(11)	(2,995)
Net cash used in investing activities	(37,561)	(31,557)	(15,508)
Cash Flows from Financing Activities:
Net proceeds from (repayment of) borrowings and bonds	16,149	(1,952)	(139)
Other financing activities items	262	(121)	(33)
Net cash generated from (used in) financing activities	16,411	(2,073)	(172)
Foreign currency exchange effect	1,784	3,167	6,807
Net increase in cash and cash equivalents	607	4,782	7,821
Cash and cash equivalents at the beginning of period	76,493	71,711	67,284
Cash and cash equivalents at the end of period	77,100	76,493	75,105